MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three and six months ended July 3, 2026 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three and six months ended July 3, 2026 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2025 (“Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"); and (iii) our related 2025 annual MD&A (“Annual MD&A”).
Our fiscal year is the calendar year ending December 31. Our fiscal quarters are the 13-week periods ending on the closest Friday to the end of March, June, and September with the fourth quarter ending December 31. References to the three months ended July 3, 2026 and the second quarter of 2026 relate to the 13-week period ended July 3, 2026 and references to the six months ended and year to date July 3, 2026 relate to the 26-week period ended July 3, 2026.
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at July 29, 2026 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the United States, the United Kingdom, and Europe, manufacturing, marketing, selling, and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), northern bleached softwood kraft pulp, paper, wood chips and other residuals. As at July 3, 2026, our business is comprised of 28 lumber mills, 15 OSB facilities, 3 plywood facilities, 3 MDF facilities, 1 particleboard facility, 1 LVL facility, 1 veneer facility, and 2 pulp and paper mills.
Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar,

British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade issuer rating, enables us to execute a balanced capital allocation strategy. Our goal is to optimize our portfolio of assets as well as reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
New home construction activity in the U.S. is a significant driver of lumber and OSB demand in North America. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts were 1.43 million units in June 2026, with permits issued for 1.37 million units. In comparison, U.S. housing starts were 1.36 million units for the full year of 2025. Based on the latest available U.S. government data, new housing construction growth has been impacted by consumer confidence levels, elevated mortgage rates and housing affordability challenges. The conflict in the Middle East has added to consumer uncertainty. A meaningful economic or employment slowdown, a prolonged higher-for-longer interest rate environment, or insufficient housing price adjustments could further constrain affordability and weigh on near-term demand for new home construction and our wood-based building products. Existing home sales remain historically low influenced by higher mortgage rates which have deterred consumers from refinancing as many hold long-term lower rate mortgages that were entered into prior to 2021. Over the longer term, a large cohort of first time home buyers yet to enter the market has the potential to create demand for housing construction and resale activity. In addition, while the U.S. central bank has reduced its key lending rate a total of 175 bps since September 2024, which is directionally supportive for housing market demand, long-term bond yields have not declined to the same extent. According to Zillow, the U.S. housing market remained characterized by a significant housing supply deficit of approximately 5 million homes as of 2024. The U.S. administration has also announced a renewed focus on housing affordability that may ultimately help relieve constraints on consumers.
In the second quarter, demand for our products used in repair and remodelling remained stable. While historically low existing home sales continue to pose a risk to a near-term recovery, we had observed signs of improvement prior to the onset of the Middle East conflict. Over the medium to long term, the advanced age of the U.S. housing stock and moderating inflation and interest rates are expected to influence renovation and repair activity and consequently demand for lumber, OSB and plywood.
Continental lumber supply has trended lower in recent years due to mill capacity reductions across North America, with a significant number of these capacity reductions announced as permanent. These capacity reductions have been attributed to a number of factors, including uneconomic fibre supply, mill modernization activity, the deterioration of residuals markets and increased duties and tariffs. The lumber industry has until recently been experiencing a protracted period of oversupply. The first half of 2026 has seen reduced SYP supply and lower imports of Canadian SPF lumber into the U.S. compared to 2025, which has resulted in a more balanced U.S. lumber market. Over the longer term, as lumber demand recovers, our ability to add supply may face challenges from ongoing timber supply limitations in key lumber producing regions, the investment required for greenfield and brownfield project development, availability of cost-efficient labour, diminishing outlets for residuals (and the resulting economic impact of that diminished demand) and escalating capital costs that impair economic returns.
The North American OSB industry is in a period of oversupply. Further, a number of OSB mill greenfield and re-start projects have been announced in recent years. While some of the announced greenfield projects are apt to be completed and begin production in the near term, we see meaningful constraints to significant new OSB supply, beyond that which is already announced, in the medium term as the period of oversupply has reduced economic incentives for further investment.
According to industry data, from 2022 through 2025 approximately 23% of U.S. lumber consumption and 28% of U.S. OSB consumption was supplied by Canadian mills. There has been a meaningful decline in Canadian lumber exports to the U.S. over the last 4 years. Increased softwood lumber duties and the tariffs imposed by the U.S. administration’s Section 232 proclamation, along with loss of residual markets, fibre constraints, wildfires and fibre access constraints, have contributed to an environment of heightened financial uncertainty for Canadian-based manufacturers of lumber and wood-based building products. If Canadian exports to the U.S. are constrained because of these or any other factors, the supply of these products may fall short of U.S. demand levels over the near to medium term.
Tariffs

On July 20, 2026, the U.S. administration announced new tariffs of 50% on certain Canadian products imported into the U.S. under Section 338 of the Tariff Act of 1930, effective August 19, 2026. Our shipments to the U.S. of softwood lumber, OSB and MDF (approximately half of our MDF shipments) are not affected by the recently announced tariffs. The impact of the 338 tariffs on our MDF business is not fully determinable at this time due to indirect exposures and the potential impact on downstream supply chains. On a year-to-date basis had Section 338 tariffs been in place, we estimate these tariffs would have applied to approximately 3% of plywood shipments and 20% of LVL shipments made to customers in the U.S. We continue to monitor developments relating to the scope and implementation of these tariffs and any potential impacts on our business.

SECOND QUARTER RESULTS

Summary Results ($ millions)	Q2-26	Q1-26	YTD-26	Q2-25	YTD-25
Earnings
Sales	$1,434	$1,334	$2,767	$1,532	$2,990
Cost of products sold	(1,053)	(989)	(2,041)	(1,149)	(2,130)
Freight and other distribution costs	(215)	(190)	(405)	(208)	(395)
Export duties, net, and tariffs	(44)	(158)	(202)	(21)	(45)
Amortization	(133)	(138)	(271)	(134)	(267)
Selling, general and administration	(63)	(63)	(127)	(69)	(142)
Equity-based compensation	(5)	(6)	(11)	5	8
Restructuring and impairment reversal	5	—	5	—	—
Operating earnings (loss)	(74)	(210)	(284)	(45)	19
Finance income (expense), net	(9)	(53)	(62)	4	10
Other income (expense)	(5)	13	8	(2)	(5)
Tax recovery (provision)	28	61	89	19	(6)
Earnings (loss)	$(61)	$(188)	$(249)	$(24)	$18

Adjusted EBITDA[1]	$59	$(66)	$(7)	$84	$279
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q2-26	Q1-26	Q4-25	Q3-25	Q2-25	Q1-25	Q4-24	Q3-24
Sales	$1,434	$1,334	$1,165	$1,307	$1,532	$1,459	$1,405	$1,437
Earnings (loss)	$(61)	$(188)	$(751)	$(204)	$(24)	$42	$(62)	$(83)
Basic EPS (dollars)	(0.78)	(2.40)	(9.59)	(2.59)	(0.30)	0.53	(0.77)	(1.03)
Diluted EPS (dollars)	(0.78)	(2.40)	(9.63)	(2.63)	(0.38)	0.46	(0.80)	(1.03)
Earnings improved in Q4-24 as product pricing improved across all product segments, offset in part by lower OSB shipment volumes, higher costs, major maintenance downtime in our Other Operating Segments, and impairment charges related to goodwill in our Europe EWP segment. Sales and earnings improved in Q1-25 due primarily to higher lumber pricing, lower costs, and the resumption of operations following major maintenance in our Other Operating Segments and impairment charges in the Europe EWP segment. Sales increased from Q1-25 to Q2-25 primarily due to higher shipments in our lumber and NA EWP segments, offset in part by lower lumber and OSB pricing. Earnings decreased from Q1-25 to Q2-25 due primarily to the impact of lower product pricing, inventory write-downs, and higher fibre costs, offset in part by lower tax expense. Sales in Q3-25 were impacted by further decreases in product pricing in our lumber and NA OSB product lines. Earnings decreased from Q2-25 to Q3-25 due primarily to lower product pricing and higher export duties expense on finalization of AR6, offset in part by higher tax recovery. Sales decreased in Q4-25 due to lower OSB and SPF lumber pricing and lower shipment volumes. Earnings decreased from Q3-25 to Q4-25 due primarily to higher restructuring and impairment charges, offset in part by lower export duties expense and other costs, including inventory write-downs. Sales increased in Q1-26 due to higher lumber and NA OSB product pricing and higher shipment volumes. Earnings increased from Q4-25 to Q1-26 due to the non-recurrence of restructuring and impairment charges in Q1-26 and lower inventory write-downs, offset in part by higher export duty expense, higher finance expense, and lower tax recovery. Sales increased in Q2-26 due primarily to higher lumber pricing and shipment volumes, offset in part by lower NA OSB product pricing. Earnings increased in Q2-26 due primarily to the non-recurrence of the duty adjustment related to prior periods and related finance expense impact and higher lumber pricing, offset in part by higher inventory write-downs, higher freight costs and lower tax recovery.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q2-26	Q1-26	YTD-26	Q2-25	YTD-25
Sales
Lumber	$663	$551	$1,213	$639	$1,236
Wood chips and other residuals	57	54	111	63	119
Logs and other	9	25	34	11	31
	729	629	1,358	713	1,387
Cost of products sold	(507)	(439)	(945)	(545)	(1,003)
Freight and other distribution costs	(106)	(88)	(194)	(98)	(190)
Export duties, net, and tariffs	(45)	(158)	(202)	(21)	(43)
Amortization	(53)	(53)	(106)	(46)	(92)
Selling, general and administration	(31)	(29)	(60)	(34)	(69)
Operating loss	$(12)	$(137)	$(150)	$(31)	$(10)

Adjusted EBITDA[1]	$41	$(84)	$(44)	$15	$81

SPF (MMfbm)
Production	625	554	1,179	667	1,306
Shipments	654	555	1,209	696	1,366
SYP (MMfbm)
Production	635	629	1,264	667	1,269
Shipments	634	604	1,238	680	1,251
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales increased from Q1-26 due to higher product pricing and higher shipment volumes. Lumber sales increased from Q2-25 due to higher product pricing offset in part by lower shipment volumes. Lumber sales decreased from YTD-25 due primarily to lower SPF shipment volumes, offset in part by higher SYP and SPF product pricing.
The overall price variance resulted in an increase in operating earnings and Adjusted EBITDA of $43 million compared to Q1-26, an increase of $69 million compared to Q2-25, and an increase of $69 million compared to YTD-25. Lumber is generally sold on a delivered basis with a freight adder that is borne by our customers. The positive price variance is in part escalation of freight charges to customers offsetting the higher freight costs described below.
SPF shipment volumes increased from Q1-26 due primarily to higher production volumes following the restart of our Blue Ridge, Alberta lumber mill after the temporary fire-related shutdown in Q1-26, discussed further in the section below. SPF shipment volumes decreased from Q2-25 and YTD-25 due primarily to lower production volumes, including the impact of the permanent closure of our 100 Mile House, B.C. lumber mill. The year-over-year decline also reflects the temporary shutdown of the Blue Ridge, Alberta lumber mill following the Q1-26 fire.
SYP shipment volumes were comparable versus Q1-26 and YTD-25. SYP shipment volumes decreased modestly versus Q2-25 due primarily to lower production volumes including the impact of the closure of our Augusta, Georgia lumber mill, discussed further in the section below. We were able to navigate ongoing transportation cost and availability challenges in the U.S. South, maintained our shipment pace and did not build significant finished goods inventory.
The overall volume variance resulted in a nominal decrease in operating earnings and Adjusted EBITDA compared to Q1-26, a decrease of $2 million compared to Q2-25 and an increase of $1 million compared to YTD-25.

In Q2-26, we recorded a $13 million favorable adjustment to Export Duties reflecting the expected West Fraser rate for ADD being lower than the cash deposit rate. This adjustment is not included in the volume variance.

SPF Sales by Destination	Q2-26		Q1-26		YTD-26		Q2-25		YTD-25
	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	463	71%	391	70%	855	71%	429	62%	863	63%
Canada	160	24%	137	25%	297	25%	240	34%	440	32%
Other	31	5%	27	5%	57	4%	27	4%	63	5%
	654		555		1,209		696		1,366
We ship SPF to certain export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF by destination remained broadly comparable versus comparative periods.
Wood chip and other residuals sales increased from Q1-26 due primarily to higher SPF production volumes, offset in part by lower chip pricing. Wood chip and other residuals sales decreased versus Q2-25 and YTD-25 due primarily to lower chip pricing and lower SPF production volumes.
Logs and other revenue decreased from Q1-26 due to lower volumes of logs sold during spring breakup. Logs and other revenue were broadly comparable versus Q2-25 and YTD-25.
Costs and Production
SPF production increased compared to Q1-26 due primarily to the restart of our Blue Ridge, Alberta lumber mill after the temporary fire-related shutdown in Q1-26. SPF production decreased versus Q2-25 due primarily to the impact of the permanent closure of our 100 Mile House, B.C. lumber mill, offset in part by higher production from our other B.C. lumber mills. Excluding the impact of the temporary fire-related shutdown at the Blue Ridge, Alberta lumber mill in Q1-26 and the permanent closure of the 100 Mile House, B.C. lumber mill, SPF production increased modestly compared to YTD-25.
SYP production volumes were comparable versus Q1-26. SYP production volumes decreased compared to Q2-25 due primarily to the permanent closure of our Augusta, Georgia lumber mill in Q4-25. SYP production volumes were in line with YTD-25 despite one fewer facility, as we were able to increase operating schedules across our platform.
Cost of products sold increased from Q1-26 due primarily to higher shipment volumes, the impact of fixed costs incurred during the Q2 reduction of logging activities in the northern regions of North America, and a $14 million unfavourable impact relating to inventory valuation adjustments. This was offset in part by lower SPF unit manufacturing costs as a result of higher production volumes, lower volumes of SPF log sales, and lower SYP log costs. The unfavourable impact relating to inventory valuation adjustments resulted from having recorded an increase in inventory valuation reserves in Q2-26 from Q1-26 while Q1-26 benefited from a release of inventory valuation reserves from Q4-25.
Cost of products sold decreased versus Q2-25 and YTD-25 due primarily to lower shipment volumes, favourable impacts relating to inventory valuation adjustments and lower SYP log costs, offset in part by higher SPF log costs and the strengthening of the CAD against the USD. The favourable impacts relating to inventory valuation adjustments of $15 million versus Q2-25 and $22 million versus YTD-25 resulted from having recorded significant inventory valuation reserves in the comparative periods when product pricing decreased.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to lumber prices with a shorter time lag.
Logging slowed significantly in Q2-26 due to seasonal wet and inaccessible land conditions, and accordingly the cost of SPF logs consumed was largely determined by the cost of logs on hand at Q1-26.
SPF log costs increased from Q2-25 due to higher logging and hauling costs and Alberta stumpage costs, offset by lower B.C. stumpage costs and lower estimated silviculture costs. SPF log costs increased from YTD-25 due to higher logging and hauling costs and higher purchased wood costs, offset in part by lower stumpage costs.

SPF unit manufacturing costs decreased compared to Q1-26 due primarily to higher production volumes as production resumed at our Blue Ridge, Alberta lumber mill. This decrease was also due to lower labour and energy costs, offset in part by higher repairs and maintenance costs. SPF unit manufacturing costs were comparable to Q2-25. Excluding the temporary fire-related curtailment at the Blue Ridge, Alberta lumber mill in Q1-26 and the permanent closure of the 100 Mile House, B.C. lumber mill, SPF unit manufacturing costs were comparable to YTD-25.
SYP log cost decreased versus comparative periods as demand for logs moderated due to lower operating rates in our log procurement regions.
SYP unit manufacturing costs were comparable to Q1-26. SYP unit manufacturing costs were comparable to Q2-25 as higher labour costs were offset by lower repairs and maintenance costs. SYP unit manufacturing costs remained flat due to the benefits from our capital expenditures, productivity improvements and cost reduction initiatives.
SYP unit manufacturing costs increased from YTD-25 due to higher labour costs and energy costs, offset in part by productivity improvements, cost reduction initiatives and lower repairs and maintenance costs.
Freight and other distribution costs increased compared to Q1-26 due to higher shipment volumes and higher freight rates. Freight and other distribution costs increased compared to Q2-25 and YTD-25 due to higher freight rates, offset in part by lower shipment volumes. The increase in freight rates primarily reflected higher rail transportation rates under renewed transportation contracts, elevated fuel surcharges and transportation capacity constraints in the U.S. South. Outbound freight costs are generally recovered from customers through a freight adder included in the selling price.
Export duty expense decreased compared to Q1-26 due primarily to $114 million of non-cash charges to export duty expense in Q1-26 to adjust export duty receivable and payables balances to reflect the AR7 preliminary CVD rate and the applicable ADD assessment rates for AR1 through AR8 (2017-2025 POIs). A $13 million recovery recorded in Q2-26 to adjust to West Fraser’s estimated ADD rate was also a contributing factor.
Export duty expense increased compared to Q2-25 due to a higher cash deposit rate, partially offset by lower shipment volumes to the U.S. Export duty expense increased compared to YTD-25 due primarily to the $114 million of non-cash charges to export duty expense in Q1-26 and a higher cash deposit rate in effect during the current year, offset in part by the recovery recorded to adjust to West Fraser’s estimated ADD rate.
Tariff expense increased compared to Q1-26 due to higher shipment volumes to the U.S. Tariffs increased compared to 2025 as they applied throughout 2026, while in the comparative period they were only in effect from March 4 to March 6, 2025. Additional information on duties can be found in note 17 - Export duties, net and tariffs of our Interim Financial Statements.
The following table summarizes the impact of export duties, net, and tariffs on our Lumber segment:

Duty impact on earnings ($ millions)	Q2-26	Q1-26	YTD-26	Q2-25	YTD-25
Cash deposits[1]	(42)	(32)	(74)	(20)	(41)
Adjustments to West Fraser rates[2]	13	—	13	—	—
Export duties, net	(29)	(32)	(61)	(20)	(41)
Adjustment to ADD assessment rates (AR1 - AR8)[3]	—	(41)	(41)	—	—
Adjustment to AR7 preliminary CVD rate[4]	—	(73)	(73)	—	—
Export duty expense	(29)	(146)	(175)	(20)	(41)
Tariffs[5]	(16)	(12)	(28)	(1)	(2)
Export duties, net, and tariffs	(45)	(158)	(202)	(21)	(43)

Interest income (expense) on export duty deposits	(1)	(1)	(1)	5	10
Adjustment to interest on export duty deposits for prior period POIs[6]	—	(45)	(45)	—	—
Net interest income (expense) on export duty deposits	(1)	(46)	(46)	5	10
1.Represents combined CVD and ADD cash deposit rate of 26.47% for Q2-26, Q1-26, and YTD-26 and 11.89% for Q2-25 and YTD-25.
2.Represents adjustments to West Fraser estimated ADD rate, as shown in the rate table below.

3.Represents adjustments to ADD relating to AR1 through AR8 (2017-2025 POIs), reflecting updated assessment rates based on information from the AR1 liquidation process initiated in Q1-26.
4.Represents the difference between the fiscal year 2024 expense recorded using the CVD cash deposit rates of 2.19% and 6.85% and the USDOC preliminary CVD rate of 15.93% for the 2024 POI. On June 29, 2026, the USDOC amended the preliminary result to 16.15%.
5.Represents the Section 232 tariffs of 10% on softwood timber and lumber we import from Canada into the U.S. effective from October 14, 2025 onwards and FY25 represents the IEEPA tariffs of 25% on our softwood timber and lumber imported into the U.S. in effect from March 4, 2025 to March 6, 2025.
6.Represents adjustments to interest recognized on export duty deposits relating to AR1 through AR8 (2017-2025 POIs) based on information from the AR1 liquidation process initiated in Q1-26 and the AR7 preliminary CVD rate for the 2024 POI.
Amortization expense was comparable versus Q1-26. Amortization expense increased versus Q2-25 and YTD-25 due primarily to the start-up of our new Henderson, Texas lumber mill and completion of other capital projects, offset in part by the impact of our lumber mill closures.
Selling, general and administration costs were comparable versus Q1-26. Selling, general and administration costs decreased versus Q2-25 and YTD-25 due primarily to the impact of lumber mill closures.
Operating earnings for the Lumber Segment increased by $125 million compared to Q1-26, increased by $19 million compared to Q2-25, and decreased by $140 million compared to YTD-25 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment increased by $125 million compared to Q1-26, increased by $26 million compared to Q2-25, and decreased by $125 million compared to YTD-25. The following table shows the Adjusted EBITDA variance for the period. The impact of changes relating to our sales of logs, wood chips, and other residuals is included under Other.

Adjusted EBITDA ($ millions)	Q1-26 to Q2-26	Q2-25 to Q2-26	YTD-25 to YTD-26
Adjusted EBITDA - comparative period	$(84)	$15	$81
Price	43	69	69
Volume	—	(2)	1
Changes in export duties and tariffs	8	(27)	(59)
Duty Adjustments related to prior period POIs	114	—	(114)
Changes in costs	(25)	(21)	(35)
Impact of inventory write-downs	(14)	15	22
Other	—	(8)	(8)
Adjusted EBITDA - current period	$41	$41	$(44)
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC has chosen and continues to choose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI.
On March 9, 2026, the USDOC initiated AR8 POI covering the 2025 calendar year. West Fraser was selected as a mandatory respondent in both the CVD and ADD investigations, which will result in West Fraser continuing to be subject to a company-specific rate.
The Cash Deposit Rates, CVD Preliminary Rates, West Fraser Estimated ADD Rates, AR POI Final Rates, and ADD Assessment Rates for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Preliminary Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	2.19%	16.15%
August 19, 2024 - December 31, 2024	6.85%	16.15%
AR8 POI[2]
January 1, 2025 – August 11, 2025	6.85%	n/a
August 12, 2025 – December 31, 2025	16.82%	n/a
AR9 POI[3]
January 1, 2026 – July 3, 2026	16.82%	n/a
1.On April 9, 2026, the USDOC issued the preliminary rate for the AR7 POI of 15.93%, which was subsequently amended on June 29, 2026 to 16.15%.
2.The final CVD rate for the AR8 POI is expected in 2027.
3.The final CVD rate for the AR9 POI is expected in 2028.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate	AR POI Final Rate	AR POI Assessment Rate
AR8 POI[1]
January 1, 2025 - July 28, 2025	5.04%	4.00%	n/a	4.75%
July 29, 2025 – December 31, 2025	9.65%	4.00%	n/a	4.75%
AR9 POI[2]
January 1, 2026 – July 3, 2026	9.65%	5.10%	n/a	n/a
1.The finalization of the ADD rate for the AR8 POI is expected in 2027.
2.The finalization of the ADD rate for the AR9 POI is expected in 2028.
Our Interim Financial Statements include additional details on 2026 developments, the Cash Deposit Rates, CVD Preliminary Rates, West Fraser Estimated ADD Rates, ADD AR POI Final Rates, and ADD Assessment Rates for all periods.
Accounting policy for duties

Our accounting policy for duties can be found in note 17 - Export duties, net, and tariffs of our Interim Financial Statements.

Appeals

The USDOC began processing in Q1-26 and completed in Q2-26 the liquidation of ADD for the first administrative review period (AR1 POI) covering exports between August 2017 and December 2017. Upon liquidation of ADD, mandatory respondents are paid at assessment rates, which differ from the final rates as published by the USDOC in the Federal Register. Accordingly, we have recorded the receivable and payables balances, and accompanying interest, to be representative of the assessment rates shown in the table below. In Q2-26, West Fraser received $15 million in AR1 ADD liquidation payments. Other than the current limited AR1 ADD liquidation, the timing and amount of cash settlement on overpayments and underpayments for all POIs remains highly uncertain.

Our 2025 annual MD&A and Interim Financial Statements include additional details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeals processes are concluded.
North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q2-26	Q1-26	YTD-26	Q2-25	YTD-25
Sales
OSB	364	350	714	469	936
Plywood, LVL and MDF	129	123	252	135	258
Wood chips, logs and other	9	9	18	7	16
	501	483	984	612	1,210
Cost of products sold	(383)	(371)	(753)	(434)	(807)
Freight and other distribution costs	(84)	(77)	(161)	(85)	(157)
Export duties, net, and tariffs	—	—	—	—	(1)
Amortization	(64)	(69)	(134)	(73)	(145)
Selling, general and administration	(22)	(24)	(46)	(25)	(52)
Restructuring and impairment reversal	5	—	5	—	—
Operating earnings (loss)	(47)	(58)	(105)	(5)	47

Adjusted EBITDA[1]	13	11	23	68	192

OSB (MMsf 3/8” basis)
Production	1,601	1,593	3,194	1,706	3,261
Shipments	1,619	1,544	3,163	1,710	3,213
Plywood (MMsf 3/8” basis)
Production	174	177	351	179	342
Shipments	175	179	354	180	340
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales increased versus Q1-26 due primarily to higher OSB and MDF shipment volumes and higher plywood pricing, offset in part by lower OSB product pricing and lower LVL and plywood shipment volumes. Sales decreased versus Q2-25 due primarily to lower OSB product pricing and lower OSB shipment volumes. Sales decreased versus YTD-25 due primarily to lower OSB product pricing.
The price variance resulted in a nominal decrease in operating earnings and Adjusted EBITDA compared to Q1-26, a decrease of $84 million compared to Q2-25, and a decrease of $200 million compared to YTD-25.
OSB shipment volumes increased compared to Q1-26 in line with production volumes. OSB shipment volumes decreased versus Q2-25 and YTD-25 due primarily to lower production volumes, including the impact of the indefinite curtailment of our OSB mill in High Level, Alberta, discussed further in the section below.
Plywood shipment volumes decreased modestly versus Q1-26 and Q2-25 and increased modestly versus YTD-25, which is in line with production volumes.
The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $1 million compared to Q1-26, a decrease of $4 million compared to Q2-25, and a nominal decrease compared to YTD-25.

For Q2-26, approximately 7% of NA OSB shipments were to Canada, with the remainder to the U.S., and substantially all plywood shipments were to Canada. Approximately half of MDF shipments and 80% of LVL shipments were to Canada. NA EWP shipments by destination were broadly consistent with comparative periods.
Costs and Production
OSB production volumes were comparable versus Q1-26 as the impact of the wind-down of production at our High Level, Alberta OSB mill in Q2-26 was largely offset by lower maintenance downtime across our other facilities. OSB production volumes decreased versus Q2-25 and YTD-25 due primarily to the indefinite curtailment of our High Level, Alberta OSB mill and higher maintenance downtime in the current year. We were able to raise operating rates at our remaining mills following the indefinite curtailment at our High Level, Alberta OSB mill, which was an offsetting factor in the comparison to YTD-25.
Plywood production volumes were broadly consistent versus comparative periods.
Cost of products sold increased versus Q1-26 due to higher OSB shipment volumes, an $8 million unfavourable impact relating to inventory valuation adjustments and higher resin costs, offset in part by lower repairs and maintenance, energy and fibre costs. The unfavourable inventory valuation adjustment impact resulted from Q1-26 benefiting from a release of inventory valuation reserve.
Cost of products sold decreased versus Q2-25 due to lower OSB shipment volumes, a $18 million favourable impact relating to inventory valuation adjustments and lower repairs and maintenance, labour and energy costs, offset in part by higher resin costs. The favourable inventory valuation adjustment impact resulted from Q2-25 having recorded a significant inventory valuation reserve as product pricing decreased near the end of Q2-25.
Cost of products sold decreased versus YTD-25 due to a $26 million favourable impact relating to inventory valuation adjustments, lower OSB shipment volumes and lower fibre, repairs and maintenance and labour costs. This was offset in part by higher resin and energy costs and the strengthening of the CAD against the USD. The favourable inventory valuation adjustment reflects a significant inventory valuation reserve recorded in YTD-25 in response to declining product prices, while YTD-26 benefitted from inventory valuation reserve releases.
NA OSB manufacturing costs decreased versus comparative periods due to the wind-down of production at our High Level, Alberta OSB mill in Q2-26 as well as improved productivity and the success of operational efficiency initiatives across the remainder of our operating platform.
NA OSB fibre costs decreased versus comparative periods due to lower pulp log prices, reflecting reduced demand following pulp mill closures and lower fibre consumption in procurement regions. The benefit was offset by higher fibre costs in our plywood and LVL operations resulting from the allocation of fixed logging costs over lower activity levels.
Freight and other distribution costs increased compared to Q1-26 due to higher OSB shipment volumes and higher freight rates. Freight and other distribution costs decreased versus Q2-25 and YTD-25 as lower OSB shipment volumes were offset by higher freight rates. The increase in freight rates primarily reflected higher rail transportation rates under renewed transportation contracts, elevated fuel surcharges and transportation capacity constraints in the U.S. South. Outbound freight costs are generally recovered from customers through a freight adder included in the selling price.
Amortization expense decreased compared to Q1-26 as certain assets reached the end of their estimated useful lives. Amortization expense decreased compared to Q2-25 and YTD-25 due primarily to the impact of the indefinite curtailment of our OSB mill in High Level, Alberta.
Selling, general and administration costs decreased versus all comparative periods due to the impact of organizational efficiency initiatives, reductions in discretionary spending, and the impact of the indefinite curtailment of our OSB mill in High Level, Alberta.
During Q2-26, we recognized a restructuring and impairment reversal of $5 million related to the indefinite curtailment of our OSB mill in High Level, Alberta. The orderly wind down of the operation was completed safely, on-time and at a total cost less than expected through strong execution by our teams.

Operating earnings for the NA EWP Segment increased by $11 million compared to Q1-26, decreased by $42 million compared to Q2-25, and decreased by $152 million from YTD-25 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment increased by $2 million compared to Q1-26, decreased by $55 million compared to Q2-25, and decreased by $169 million from YTD-25. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q1-26 to Q2-26	Q2-25 to Q2-26	YTD-25 to YTD-26
Adjusted EBITDA - comparative period	$11	$68	$192
Price	—	(84)	(200)
Volume	(1)	(4)	—
Changes in costs	10	15	6
Impact of inventory write-downs	(8)	18	26
Other	1	—	—
Adjusted EBITDA - current period	$13	$13	$23
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q2-26	Q1-26	YTD-26	Q2-25	YTD-25
Sales	$145	$148	$293	$130	$248
Cost of products sold	(112)	(118)	(229)	(108)	(209)
Freight and other distribution costs	(13)	(13)	(26)	(12)	(23)
Amortization	(11)	(10)	(21)	(10)	(21)
Selling, general and administration	(8)	(7)	(15)	(8)	(15)
Operating earnings (loss)	$2	$—	$2	$(8)	$(21)

Adjusted EBITDA[1]	$13	$10	$23	$2	$—

OSB (MMsf 3/8” basis)
Production	303	309	612	296	567
Shipments	289	320	609	301	593

GBP - USD exchange rate
Closing rate	1.34	1.32	1.34	1.37	1.37
Average rate	1.34	1.35	1.35	1.33	1.29
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales decreased compared to Q1-26 due primarily to lower OSB and MDF shipment volumes, offset in part by higher product pricing. Sales increased compared to Q2-25 due to higher product pricing and higher particleboard shipment volumes, offset in part by lower OSB and MDF shipment volumes. Sales increased compared to YTD-25 due to higher product pricing and the strengthening of the GBP against the USD, offset in part by lower MDF shipment volumes.
The price variance resulted in an increase of $8 million in operating earnings and Adjusted EBITDA compared to Q1-26, an increase of $17 million compared to Q2-25, and an increase of $31 million from YTD-25. The price variance represents the impact of changes in product pricing in local currency terms, excluding any associated foreign exchange impact from the strengthening or weakening of the GBP and the Euro against the USD.
The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $2 million compared to Q1-26, a decrease of $1 million compared to Q2-25, and an increase of $2 million compared to YTD-25.
Costs and Production
OSB production volumes were broadly comparable versus Q1-26 and Q2-25. OSB production volumes increased compared to YTD-25 due to lower production curtailments taken to manage inventory levels and improved productivity. MDF production volumes were comparable to Q1-26 and decreased versus Q2-25 and YTD-25 due to higher maintenance downtime taken in the current year. Particleboard production volumes were broadly consistent versus comparative periods.
Cost of products sold decreased compared to Q1-26 due primarily to lower shipment volumes, offset in part by higher resin costs.
Cost of products sold increased from Q2-25 due primarily to higher resin, energy and labour costs, offset in part by lower shipment volumes.
Cost of products sold increased from YTD-25 due primarily to higher resin, labour and energy costs, and the strengthening of the GBP against the USD. This was offset in part by lower fibre costs and lower MDF shipment volumes.
Freight and other distribution costs generally trended with changes in shipment volumes.
Amortization expense and selling, general and administration costs were broadly consistent versus comparative periods.
Operating earnings for the Europe EWP Segment increased by $2 million compared to Q1-26, increased by $10 million compared to Q2-25, and increased by $22 million from YTD-25 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment increased by $3 million compared to Q1-26, increased by $11 million compared to Q2-25, and increased by $23 million from YTD-25 due to the reasons explained above.
Other Operating Segments

Other Operating Segments Earnings ($ millions unless otherwise indicated)	Q2-26	Q1-26	YTD-26	Q2-25	YTD-25

Sales	70	88	158	92	176
Operating loss	(11)	(6)	(16)	(5)	(2)
Adjusted EBITDA[1]	(8)	(2)	(10)	(1)	6

NBSK (Mtonnes)
Production	73	87	160	84	162
Shipments	68	85	153	87	160
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Other Operating Segments consists of Cariboo Pulp, which produces northern bleached softwood kraft (“NBSK”) pulp, related by-products, and energy, and our 50%-owned joint operation, Alberta Newsprint Company.
Operating earnings for the Other Operating Segments decreased by $5 million compared to Q1-26, decreased by $6 million compared to Q2-25 and decreased by $14 million from YTD-25 due to lower NBSK product pricing, lower shipment volumes, higher freight costs and higher unit manufacturing costs due to increased maintenance downtime during the current period. The increase in freight rates primarily reflect elevated marine freight fuel surcharges.

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q2-26 were $63 million (Q1-26 - $63 million; Q2-25 - $69 million). Selling, general and administration costs for YTD-26 were $127 million (YTD-25 - $142 million).
Selling, general and administration costs were broadly comparable to Q1-26.
Selling, general and administration costs decreased versus Q2-25 due primarily to continued focus on organizational efficiency initiatives and the impact of facility closures and curtailments.
Selling, general and administration costs decreased versus YTD-25 due primarily to continued focus on organizational efficiency initiatives and discretionary spend reduction, variable compensation expense recorded in Q1-25, facility closures and curtailments, and the strengthening of the USD against the CAD.
Selling, general and administration costs related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation expense over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded a $5 million expense during Q2-26 (Q1-26 - expense of $6 million; Q2-25 - recovery of $5 million) and a $11 million expense during YTD-26 (YTD-25 - $8 million recovery). The expense in Q2-26 and YTD-26 primarily reflects an increase in the price of our common shares traded on the TSX.
Finance income (expense), net
Finance income (expense), net includes interest expense on borrowings, interest earned on short-term investments and net interest income or expense recognized on our Canadian lumber export duty deposits.
We recorded finance expense, net of $9 million in Q2-26 (Q1-26 - finance expense, net of $53 million; Q2-25 - finance income, net of $4 million) and finance expense, net of $62 million in YTD-26 (YTD-25 - finance income, net of $10 million).
Finance expense paid of $7 million in Q2-26 increased compared to $6 million in Q1-26 and $5 million in Q2-25 due to higher outstanding borrowings on our revolving credit facility in Q2-26. The year-over-year comparison was also impacted by the amendment of our term loan facility in Q2-25, which increased the principal amount from $200 million to $300 million. Finance expense paid of $14 million in YTD-26 increased compared to $9 million in YTD-25 due to higher borrowings on our revolving credit facility and the impact of the amendment of our term loan facility in Q2-25.
Finance expense, net decreased from Q1-26 due primarily to the impact of a $45 million adjustment to interest recognized on export duty deposits relating to AR1 through AR8 (2017-2025 POIs) in Q1-26.
Financing was a net expense in Q2-26 compared to income in Q2-25 due to fluctuations in interest on export duty deposits, lower interest income earned on our cash and cash equivalents, and higher interest expense related to our borrowings.
Financing was a net expense in YTD-26 compared to income in YTD-25 due primarily to the aforementioned impact of a $45 million adjustment to interest recognized on export duty deposits in Q1-26. Lower interest income earned on our cash and cash equivalents and higher interest expense related to our borrowings also contributed to the variance versus YTD-25.

Other income (expense)
Other expense of $5 million was recorded in Q2-26 (Q1-26 - other income of $13 million; Q2-25 - other expense of $2 million). Other income of $8 million was recorded in YTD-26 (YTD-25 - other expense of $5 million).
Other expense in Q2-26 and YTD-26 relate primarily to losses on our electricity swaps driven by decreases in forward electricity prices over the remaining term of the contracts, offset in part by gains on disposal of assets and foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities as the USD strengthened against the CAD.
Tax recovery (provision)
Q2-26 results include income tax recovery of $28 million, compared to income tax recovery of $61 million in Q1-26 and income tax recovery of $19 million in Q2-25, resulting in an effective tax rate of 31% in the current quarter compared to 24% in Q1-26 and 44% in Q2-25.
The effective tax rate changes across all comparative periods were primarily attributable to functional currency impacts and changes in valuation allowances. In Q2-26, the effective tax rate was also affected by changes in rates applicable to certain deferred tax balances. In periods of lower pre-tax earnings, the effective tax rate is sensitive to non-taxable permanent differences and variations in tax rates across jurisdictions.
YTD-26 income tax recovery is $89 million compared to income tax expense of $6 million for YTD-25, resulting in effective tax rates of 26% and 25% respectively.
Other comprehensive earnings – translation of operations with different functional currencies
We recorded a translation gain of $2 million during Q2-26 (Q1-26 - translation loss of $8 million; Q2-25 - translation gain of $34 million) and a translation loss of $6 million during YTD-26 (YTD-25 - translation gain of $50 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain).
The translation gain in Q2-26 primarily reflects a weakening of the USD against the British pound sterling. The translation loss in YTD-26 reflects a strengthening of the USD against the British pound sterling and Canadian dollar.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial gain of $14 million during Q2-26 (Q1-26 - after-tax actuarial gain of $10 million; Q2-25 - after-tax actuarial gain of $7 million) and an after-tax actuarial gain of $24 million during YTD-26 (YTD-25 - after-tax actuarial gain of $4 million).
The actuarial gain in Q2-26 relates to higher returns on plan assets, offset in part by the impact of a decrease in the weighted average discount rate used to calculate our plan liabilities. The YTD-26 actuarial gain relates to higher returns on plan assets and a modest increase in the weighted average discount rate used to calculate our plan liabilities.
Other comprehensive earnings – changes in fair value of cash flow hedges
We recorded an after-tax loss of $2 million relating to changes in the fair value of cash flow hedges during Q2-26 and YTD-26 (Q2-25 and YTD-25 - nil). The after-tax loss is driven by a strengthening of USD-CAD forward rates over the remaining term of the contracts.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improvements in housing affordability supported by U.S. government policy changes and the expected normalization of inflation and interest rates, a large cohort entering the typical home‑buying stage, and the advanced age of the U.S. housing stock (with a median home age of approximately 44 years) are expected to support new home construction and repair and renovation activity that generates lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.43 million units in June 2026, with permits issued for 1.37 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction and repair and renovation spending, owing in large part to weak consumer confidence and the level of mortgage rates and housing affordability, unemployment remains relatively low in the U.S. Further, the U.S. central bank has cut its key lending rate a total of 175 bps since September 2024. While recent rate trends are directionally supportive for the broader housing industry, competing forces continue to create uncertainty around the near-term path of interest rates and rates of inflation. U.S. employment growth has shown signs of slowing, while the conflict in the Middle East and the potential inflationary effects of tariff and other government policies may continue to exert upward pressure on inflation and interest rates. Given these developments, demand for our wood building products may continue to be challenged and even decline over the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability.
We anticipate continued improvement in industry demand across Europe and the U.K. in the near term. In the longer term, we continue to expect demand for our European products to grow as use of OSB as an alternative to plywood and timber framing as an alternative to brick and block construction for new home construction expands. An aging housing stock is also expected to drive sustained repair and renovation spending, which will continue to support demand for our wood building products. That said, ongoing geopolitical developments, including the inflationary effect of the conflict in the Middle East, may adversely impact near-term demand for our EWP products in the region. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. The current round of countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber.
On April 9, 2026, the USDOC released the preliminary results for the AR7 POI covering the 2024 calendar year, which indicated a rate of 15.93% for CVD and 4.77% for ADD for West Fraser. As a result, we recorded a $73 million non-cash charge to export duty expense in Q1-26, representing the difference between previously recorded expense for 2024 based on CVD cash deposit rates of 2.19% and 6.85% and the preliminary CVD rate released of 15.93%. On June 29, 2026, the USDOC amended West Fraser’s preliminary CVD rate to 16.15%. These rates are expected to be finalized and come into effect later this year. If these rates were to be finalized, our combined cash deposit rate would be 20.92%, which is a drop of 5.55% from the current cash deposit rate of 26.47%.
Operations
Anticipated shipment levels assume no significant change from current market demand conditions, typical seasonal demand patterns, sufficient availability of logs within our economic return criteria, no further indefinite or permanent curtailments and no significant changes in duties or tariffs applicable to our products. Our operations and results could be negatively affected by increasing or elevated interest rates, duties and tariffs, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from conflicts in Ukraine, the Middle

East or elsewhere, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees, and production disruptions due to other uncontrollable factors.

Demand for lumber products is expected to remain stable in 2026, reflecting ongoing housing affordability challenges. Given the current operating environment, the 2025 sawmill closures, and the positive contributions from ongoing reliability and capital improvement gains across our lumber mill portfolio, including the ramp up of our modernized Henderson mill, we reiterate our SPF and SYP shipment targets of 2.4 to 2.7 billion board feet for 2026. We anticipate SPF fibre costs to be generally comparable with 2025 levels. We expect BC stumpage to increase gradually in Q3 from the market-based adjustments related to lumber prices. In Alberta, Q3-26 stumpage rates are also expected to increase compared to Q2-26 levels as these rates are closely linked to the price of lumber but with a quicker response to changing lumber prices. U.S. South log costs have remained largely stable in recent quarters, with some region-specific costs influenced by fibre supply constraints due to weather and increased transportation expenses driven by higher fuel prices. Pulp mill curtailments and closures are expected to continue to exert downward pressure on net prices received for sawmill residuals. Region-specific log costs and residual prices are likely to vary based on the unique conditions within each procurement zone.

In our NA EWP segment, we expect somewhat softer demand for our OSB products in 2026. Similar to the Lumber segment, we acknowledge risks to our demand forecasts given the near-term uncertainty from potential trade tariffs and housing affordability challenges. In light of these factors as well as the High Level, Alberta OSB mill curtailment we completed in Q2-26, we are reiterating 2026 North American OSB target shipments of 5.9 to 6.3 billion square feet (3/8-inch basis). For input costs in our NA EWP business in 2026, we continue to expect modest downward pressure on fibre costs, as recent pulp mill closures in the U.S. South have led to regional increases in pulpwood log supply, which serve as the primary fibre source for OSB production. However, other input costs, including resins, have experienced some inflation due to higher crude prices impacting certain chemical components, in part related to ongoing geopolitical conflict in the Middle East.
In our Europe EWP segment, we anticipate 2026 demand for our MDF, particleboard, and OSB panel products to remain stable or show modest improvement compared to 2025 levels, while continuing to monitor macroeconomic conditions in the region. As such, we are reiterating 2026 OSB shipments targeted in the range of 1.0 to 1.25 billion square feet (3/8-inch basis). Input costs for the Europe EWP business in 2026, including energy and resin costs, are experiencing upward pressure due to the Middle East conflict. The business continues to take actions to help offset a portion of these additional costs.

Global events during the first quarter of 2026 contributed to an increase in oil‑based input costs, including fuels, chemicals and waxes. Resin and wax costs increased by approximately $13 million in Q2-26 compared to Q1-26 across all of our divisions due to these factors. Resin and wax costs are influenced by a range of factors. While the relationship is not direct, resin and wax costs generally move in the same direction as crude oil prices. We estimate that a $10 per barrel change in crude oil prices impacts annual resin and wax costs by approximately $15 million, with other factors held constant. In addition, transportation costs, particularly in the U.S. South, also increased due to an increase in oil-based input costs as well as a reduction in transportation labour availability. Much of this increase has been passed on via customer surcharges. Ongoing geopolitical uncertainty in the Middle East and broader macroeconomic conditions create uncertainty regarding the duration and magnitude of these impacts.
We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.
Cash Flows

We anticipate levels of operating cash flows and available liquidity will support our capital spending plans in 2026 and we will continue to operationalize the significant capital we have invested in recent years. Based on our current outlook and assuming stable market demand conditions and no further extension of lead times for ongoing or planned projects, capital expenditures for 2026 are expected to remain within the $300 million to $350 million range.1 Our total capital budget consists of various improvement projects and maintenance expenditures, and projects focused on optimization and automation of the manufacturing process. The recently constructed Henderson sawmill is now in its ramp-up phase, which we anticipate will take 18 to 24 months. The new mill is now operating at a rate approximately equal to the previous site.

We expect to maintain our investment grade issuer rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
1. This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
On March 19, 2026, we renewed our normal course issuer bid (“2026 NCIB”) allowing us to acquire up to 3,800,917 Common shares for cancellation from March 24, 2026 until the expiry of the bid on March 23, 2027. As of July 28, 2026, no Common shares have been repurchased for cancellation, leaving 3,800,917 available to purchase at our discretion until the expiry of the 2026 NCIB.
Under our 2025 NCIB that expired March 2, 2026, we purchased 1,286,185 Common shares of the Company.
As of July 28, 2026, we have repurchased for cancellation 45,015,019 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB, and normal course issuer bids, equalling 83% of the shares issued in respect of the Norbord Acquisition.
We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.32 per share, the total anticipated cash payment of dividends in 2026 is $100 million based on the number of Common and Class B Common shares outstanding on July 3, 2026.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.

LIQUIDITY AND CAPITAL RESOURCES
Capital Management Framework
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. We are currently rated as an investment grade issuer by two major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.
A strong balance sheet and liquidity profile, along with our investment-grade issuer rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; optimizing our portfolio of assets to reduce the variability of cash flows across market cycles; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.
Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Available Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	July 3,	December 31,
	2026	2025
Cash and cash equivalents	$74	$202
Operating lines available (excluding newsprint operation)[1]	1,020	1,020
	$1,094	$1,222
Borrowings on operating lines	(55)	—
Available liquidity	$1,039	$1,222

Total debt to total capital¹	7%	6%
Net debt to total capital[2]	5%	2%
1.Excludes demand line of credit dedicated to our jointly-owned paper operation as West Fraser cannot draw on it.
2.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Available liquidity as at July 3, 2026 was $1,039 million (December 31, 2025 - $1,222 million). Available liquidity includes cash and cash equivalents and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned paper operation.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.
Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Total debt to total capital and net debt to total capital increased compared to Q4-25 due to lower cash and cash equivalents on hand and draws on our revolving credit facility during 2026. Draws on our revolving credit facility during 2026 were driven in large part by seasonal working capital changes including increases in log inventory on hand. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the spring and summer months, when logging is curtailed due to wet and inaccessible land conditions. Our operations typically consume this log inventory in the spring and summer months. We remain well positioned with a strong balance sheet and liquidity profile.
Credit Facilities
As at July 3, 2026, our credit facilities consisted of a $1 billion committed revolving credit facility which matures May 2030, a $20 million (£15 million) credit facility dedicated to our European operations, and an $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned paper operation.
In May 2025, we amended and restated our syndicated credit agreement providing for the renewal of our $1 billion revolving credit facility and extension of the facility's maturity from July 2028 to May 2030. The renewed credit facility was made available on substantially the same terms and conditions as our existing credit facility.
As at July 3, 2026, $55 million was drawn on our revolving credit facility (December 31, 2025 - undrawn). Interest on the facility is payable at floating rates based on Prime Rate Advances, US Base Rate Advances, Canadian Overnight Repo Rate Average (“CORRA”) Advances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $127 million (December 31, 2025 - $130 million) dedicated to letters of credit. Letters of credit in the amount of $40 million (December 31, 2025 - $38 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned paper operation demand line of credit, which is secured by that joint operation’s current assets.
Long-Term Debt
In May 2025, in addition to the renewal of our $1 billion revolving credit facility, we also increased and extended our existing $200 million term loan facility maturing July 2025. The modified term loan facility is for $300 million and matures May 2028. Interest on the term loan facility is payable at floating rates based on US Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
We have interest rate swap contracts to pay fixed interest rates and receivable variable interest rates on $100 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on $100 million of the $300 million term loan discussed above, with the balance being subject to a floating rate. The weighted average fixed interest payable under these swap agreements is 3.26%.
Issuer Ratings
We are considered investment grade by two leading rating agencies. The ratings in the table below are as at July 28, 2026.

Agency	Rating	Outlook
Moody’s	Baa2	Negative
Standard & Poor’s	BBB-	Negative
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.

Financial Instruments
Our financial instruments, their accounting classification, and associated risks are described in Note 22 to the Annual Financial Statements. During Q2-26, we entered into foreign exchange forward contracts to purchase Canadian dollars and sell U.S. dollars. These instruments are designated as cash flow hedges of highly probable forecast transactions and are intended to reduce variability in USD-equivalent cash flows resulting from movements in the USD-CAD exchange rate. Additional details are described in Note 15 to our Interim Financial Statements.
Shareholders’ Equity
Our outstanding Common share equity consists of 76,022,344 Common shares and 2,281,478 Class B Common shares for a total of 78,303,822 Common shares issued and outstanding as at July 28, 2026.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share Repurchases
On March 19, 2026, we renewed our normal course issuer bid (“2026 NCIB”) allowing us to acquire up to 3,800,917 Common shares for cancellation from March 24, 2026 until the expiry of the bid on March 23, 2027. As of July 28, 2026, we have repurchased no Common shares under our 2026 NCIB program.
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026. Under this program, we repurchased 1,286,185 Common shares for cancellation.
The following table shows our purchases under our NCIB programs in 2025 and 2026:

Share repurchases (number of Common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2025 to December 31, 2025	1,639,207	$75.95
NCIB:	January 1, 2026 to July 3, 2026	—	$—
Share Options
As at July 28, 2026, there were 783,597 share options outstanding with exercise prices ranging from CAD$51.80 to CAD$123.63 per Common share.

Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant and equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.

	Three Months Ended		Six Months Ended
	July 3,	June 27,	July 3,	June 27,
($ millions - cash provided by (used for))	2026	2025	2026	2025
Cash provided by operating activities
Earnings (loss)	$(61)	$(24)	$(249)	$18
Adjustments
Amortization	133	134	271	267
Restructuring and impairment reversal	(5)	—	(5)	—
Finance (income) expense, net	9	(4)	62	(10)
Foreign exchange loss (gain)	(9)	7	(12)	6
Export duty, including AR1 ADD liquidation payments	2	—	115	—
Retirement benefit expense	18	17	36	35
Net contributions to retirement benefit plans	(12)	(5)	(23)	(14)
Tax provision (recovery)	(28)	(19)	(89)	6
Income taxes received (paid)	(15)	20	(18)	(54)
Unrealized loss (gain) on electricity swaps	27	(9)	16	(5)
Gain on disposal of assets	(16)	—	(15)	—
Other	(21)	(13)	(8)	10
Changes in non-cash working capital
Receivables	54	65	(56)	(36)
Inventories	191	193	32	—
Prepaid expenses	(30)	(33)	(17)	(29)
Payables and accrued liabilities	(46)	(44)	(18)	15
	192	285	22	210

Cash provided by (used for) financing activities
Proceeds from amendment of long-term debt	—	100	—	100
Proceeds from (repayment of) operating loans	(148)	—	55	—
Repayment of lease obligations	(3)	(4)	(6)	(7)
Finance expense paid	(7)	(5)	(14)	(9)
Repurchase of Common shares for cancellation	—	(34)	—	(80)
Dividends paid	—	(25)	(50)	(51)
	(158)	32	(15)	(48)

Cash used for investing activities
Proceeds from disposal of assets	20	—	20	—
Additions to capital assets	(65)	(78)	(159)	(182)
Interest received	1	8	2	14
Other	2	1	4	(1)
	(43)	(70)	(134)	(169)

Change in cash and cash equivalents	$(9)	$247	$(128)	$(7)

Operating Activities
The table above shows the main components of cash flows provided by or used for operating activities for each period.
Cash provided by operating activities decreased versus Q2-25 due primarily to lower earnings driven by lower OSB pricing and higher income tax payments, offset in part by higher lumber pricing. Cash provided by operating activities decreased versus YTD-25 due to lower earnings driven by lower OSB pricing, offset in part by lower income tax payments and higher lumber pricing.
Income tax payments for YTD-26 were lower than YTD-25 due primarily to lower earnings. In addition, YTD-25 included top-up payments for the 2024 year and were net of $34 million of refunds on account of a settlement agreement reached with the CRA in 2025. For the remainder of 2026 we are expecting to receive an additional $45 million of income tax refunds.
Working capital was a source of cash in Q2-26, driven primarily by reductions in inventories and receivables, offset in part by higher prepaids and lower payables and accrued liabilities.
Decreases in inventory in Q2-26 related primarily to consumption of log inventory. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the spring and summer months, when logging is curtailed due to wet and inaccessible land conditions.
Decreases in receivables in Q2-26 were driven primarily by lower OSB product pricing, lower volumes of treated product sales and lower volumes of log sales, offset in part by higher lumber and OSB shipment volumes. Prepaids increased due primarily to the timing of certain insurance renewals and property tax payments. Payables and accrued liabilities decreased in Q2-26 due primarily to lower stumpage and contractor accruals as logging was curtailed during the second quarter.
Working capital was a use of cash in YTD-26 driven primarily by higher receivables, prepaids and lower payables and accrued liabilities, offset in part by lower inventories.
Receivables increased in YTD-26 due primarily to higher shipment activity at the end of Q2-26, higher lumber pricing and higher volumes of chip sales, offset in part by lower volumes of log sales. Prepaids increased due primarily to the timing of certain insurance renewals and property tax payments. Payables and accrued liabilities decreased in YTD-26 due to the timing of accruals and payments as well as lower stumpage and contractor accruals, offset by higher accrued equity-based compensation. Inventories decreased due to the consumption of log inventory.
Financing Activities
Cash flows used for financing activities in 2026 were impacted by repayments of $148 million on our revolving credit facility during Q2-26 and net draws of $55 million on our revolving credit facility during YTD-26. Cash flows related to financing activities in prior year were impacted by the receipt of $100 million in proceeds from the amendment of our term loan facility in Q2-25.
We did not repurchase Common shares under our NCIB programs during Q2-26 and YTD-26. We repurchased $34 million and $80 million of Common shares through our NCIB programs during Q2-25 and YTD-25 respectively.
We returned a total of $50 million during YTD-26 to our shareholders through dividend payments, which was comparable to the same period in 2025. Q1-26 included the payment of dividends declared in both Q4-25 and Q1-26. In 2025, Q1-25 only included the payment of the dividend declared in Q4-24, with the payment of the dividend declared in Q1-25 taking place in Q2-25.

Investing Activities
Capital expenditures of $65 million in Q2-26 (Q2-25 - $78 million) and $159 million in YTD-26 (YTD-25 - $182 million) reflect our strategy of continued reinvestment in our mills.

	Three Months Ended		Six Months Ended
Capital Expenditures by Segment ($ millions)	July 3,	June 27,	July 3,	June 27,
	2026	2025	2026	2025
Lumber	$27	$40	$54	$103
North America EWP	30	33	86	71
Europe EWP	6	3	13	6
Other Operating Segments	1	1	4	—
Corporate	1	1	2	1
Total	$65	$78	$159	$182

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Executive Vice-President and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under NI 52-109 in Canada and the Securities Exchange Act of 1934, as amended, in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
There has been no change in our internal control over financial reporting during the three months ended July 3, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment
Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

($ millions)
	Q2-26	Q1-26	YTD-26	Q2-25	YTD-25
Earnings (loss)	$(61)	$(188)	$(249)	$(24)	$18
Finance income, net	9	53	62	(4)	(10)
Tax (recovery) provision	(28)	(61)	(89)	(19)	6
Amortization	133	138	271	134	267
Equity-based compensation	5	6	11	(5)	(8)
Restructuring and impairment reversal	(5)	—	(5)	—	—
Other expense (income)	5	(13)	(8)	2	5
Adjusted EBITDA	$59	$(66)	$(7)	$84	$279
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS Accounting Standards measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS Accounting Standards measure for Adjusted EBITDA by segment as operating earnings is the IFRS Accounting measure most used by the chief operating decision maker when evaluating segment operating performance.

Adjusted EBITDA by Segment ($ millions)

Q2-26	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$(12)	$(47)	$2	$(11)	$(7)	$(74)
Amortization	53	64	11	3	2	133
Equity-based compensation	—	—	—	—	5	5
Restructuring and impairment reversal	—	(5)	—	—	—	(5)
Adjusted EBITDA by segment	$41	$13	$13	$(8)	$—	$59

Q1-26	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating loss	$(137)	$(58)	$—	$(6)	$(8)	$(210)
Amortization	53	69	10	3	2	138
Equity-based compensation	—	—	—	—	6	6
Adjusted EBITDA by segment	$(84)	$11	$10	$(2)	$—	$(66)

Q2-25	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$(31)	$(5)	$(8)	$(5)	$3	$(45)
Amortization	46	73	10	4	1	134
Equity-based compensation	—	—	—	—	(5)	(5)
Adjusted EBITDA by segment	$15	$68	$2	$(1)	$—	$84

YTD-26	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$(150)	$(105)	$2	$(16)	$(15)	$(284)
Amortization	106	134	21	6	4	271
Equity-based compensation	—	—	—	—	11	11
Restructuring and impairment charges (reversal)	—	(5)	—	—	—	(5)
Adjusted EBITDA by segment	$(44)	$23	$23	$(10)	$—	$(7)

YTD-25	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$(10)	$47	$(21)	$(2)	$5	$19
Amortization	92	145	21	8	2	267
Equity-based compensation	—	—	—	—	(8)	(8)
Adjusted EBITDA by segment	$81	$192	$—	$6	$(1)	$279

Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions, except as otherwise indicated)	July 3,	December 31,
	2026	2025
Cash and cash equivalents	$74	$202
Operating lines available (excluding paper operation)[1]	1,020	1,020
	1,094	1,222
Borrowings on operating lines	(55)	—
Available liquidity	$1,039	$1,222
1.Excludes demand line of credit dedicated to our jointly-owned paper operation as West Fraser cannot draw on it.
Debt to capital ratio
Debt to capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.
The following table outlines the composition of the measure.

Debt to Capital ($ millions)	July 3,	December 31,
	2026	2025
Debt
Operating loans	$55	$—
Current and non-current lease obligation	36	33
Current and long-term debt	300	300
Derivative liabilities[1]	5	—
Open letters of credit[1]	40	38
Total debt	437	371
Shareholders’ equity	5,566	5,849
Total capital	$6,003	$6,220
Debt to capital	7%	6%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.

The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	July 3,	December 31,
	2026	2025
Debt
Operating loans	$55	$—
Current and non-current lease obligation	36	33
Current and long-term debt	300	300
Derivative liabilities[1]	5	—
Open letters of credit[1]	40	38
Total debt	437	371
Cash and cash equivalents	(74)	(202)
Open letters of credit	(40)	(38)
Derivative liabilities	(5)	—
Net debt	317	131
Shareholders’ equity	5,566	5,849
Total capital	$5,883	$5,980
Net debt to capital	5%	2%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, and projects focused on optimization and automation of the manufacturing process. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.
Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
BCTS	B.C. Timber Sales
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Executive Vice-President and Chief Financial Officer
CGU	Cash generating unit
CPL	Cariboo Pulp mill, now operated by Cariboo Pulp Ltd.
CRA	Canada Revenue Agency
Crown timber	Timber harvested from lands owned by a provincial government
CUSMA	Canada-United States-Mexico Agreement
CVD	Countervailing duty
DC&P	Disclosure Controls and Procedures
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance

EWP	Engineered wood products
GBP	British pound sterling
GHG	Greenhouse gas
ICFR	Internal Control over Financial Reporting
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2025 NCIB	Normal course issuer bid - March 3, 2025 to March 2, 2026
2026 NCIB	Normal course issuer bid - March 24 2026 to March 23, 2027
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-26 or Q1-25	three months ended April 3, 2026 or March 28, 2025 and for balance sheet amounts as at April 3, 2026 or March 28, 2025
Q2-26 or Q2-25	three months ended July 3, 2026 or June 27, 2025 and for balance sheet amounts as at July 3, 2026 or June 27, 2025
Q3-26 or Q3-25	three months ended October 2, 2026 or September 26, 2025 and for balance sheet amounts as at October 2, 2026 or September 26, 2025
Q4-26 or Q4-25	three months ended December 31, 2026 or 2025 and for balance sheet amounts as at December 31, 2026 or 2025
Section 232	Section 232 of the Trade Expansion Act of 1962
Section 338	Section 338 of the Tariff Act of 1930
SEDAR+	System for Electronic Document Analysis and Retrieval +
SIB	Substantial Issuer Bid
SOFR	Secured Overnight Financing Rate
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
YTD-26 or YTD-25	Six months ended July 3, 2026 or June 27, 2025
Forward-Looking Statements
This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,”

“anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, results of operations expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy
our corporate strategy and objectives to generate strong financial results through the business cycle, supported by robust product and geographic diversity, to rely on our committed workforce, the quality of our assets and our well-established people and culture, to execute a balanced capital allocation strategy by maintaining a strong balance sheet and liquidity profile along with an investment-grade issuer rating, to maintain a leading cost position, to maintain financial flexibility through a strong balance sheet and to return capital to shareholders, reinvest in operations across all market cycles to enhance productivity, product mix and capacity, and pursuit of opportunistic acquisitions and larger-scale growth initiatives

Recent Developments – Markets	impact of new home construction activity, existing home sales, interest rates, mortgage rates, housing supply and demand, housing affordability, housing starts, housing prices, unemployment rates, repair and remodelling demand, inflationary pressures, changes in population growth and demographics on demand for our lumber and OSB products; expectations regarding near, medium and longer-term core demand, future interest rates, government policies on affordability and inflation; contraction in the North American lumber mill capacity and continuation of a period of oversupply in the North American lumber industry, particularly in the U.S. South; constraints on new lumber capacity when lumber demand recovers due to various factors, including ongoing timber supply limitations in significant lumber regions; continuation of a period of oversupply in the North American OSB industry; impact of new or reduced lumber and OSB production capacity on market supply and pricing; constraints on Canadian exports due to Section 232 tariffs or other factors reducing economic incentive for investment resulting in a potential shortfall in the supply of lumber and OSB products required to meet U.S. market demand levels
Recent Developments – Tariffs	impact of Section 338 tariff actions, including the finalization of effective tariff rates, the duration of tariffs imposed and the ultimate impact on the volumes of our plywood, MDF and LVL wood products shipped from Canada to the U.S. and the sales prices of these wood products
Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR7, AR8 and AR9 duty rates
Business Outlook – Markets	the impact of market conditions, U.S. government policy changes, housing affordability, interest rates, mortgage rates, U.S. housing starts and inflationary pressures on demand for our wood products over the near, medium and longer term; the potential growing market penetration of mass timber; our ability to capitalize on long-term growth opportunities; our expectations as to future interest rates due to the impact of competing forces on interest rates, including the impact of broader economy, the slowing of employment, growth and the potential price inflation impact of U.S. tariffs and other government policies; the potential impact to our operations resulting from the current conflict in the Middle East
Business Outlook – Softwood lumber dispute	the timing and finalization of the AR7 duty rates and their impact on our financial position

Business Outlook – Operations
the assumptions underlying our anticipated shipment levels, including the continued availability of timber supply, our projected SPF and SYP lumber shipments, and related modest demand expectations due to the impact of tariffs and housing affordability challenges on SPF and SYP lumber demand and consequential impact on shipments of SPF lumber into the U.S. from Canada, expectations of generally comparable SPF fibre costs with 2025 levels, expectations of an increase in B.C. and Alberta stumpage rates, potential for upward pressure on region specific U.S. South log costs due to weather related supply shortages and elevated fuel prices; our projected OSB shipments and related softening of OSB demand forecasts due to tariff and policy uncertainty, and housing affordability challenges; the potential risk to stability of OSB input costs due to inflation in the near term, with the projected downward pressure on fibre costs in the U.S. South due to a regional excess supply of pulp logs as a result of recent pulp mill curtailments being offset by the potential impact of inflation on input costs across our supply chain in 2026, including inflation resulting from increased oil-based input costs (including resin) and reduced transportation labour availability

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, the sufficiency of operations and available liquidity to support projected capital expenditures, and the amount of these capital expenditures, our plan to continue to operationalize capital invested in recent years, total estimated capital costs, completion dates and ramp-up periods (including with respect to the ramp-up of the modernized Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and maintenance of our investment grade issuer rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources	available liquidity, the availability of our revolving credit facility, our policy on capital management, maintenance of investment grade issuer rating, our policy on interest rate swaps and our goal to maintain a balanced capital allocation strategy, and projected 2026 income tax refunds

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East or elsewhere;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariffs, including direct and indirect impacts of the Section 338 tariffs and Section 232 tariffs, and other government policies on the demand and prices of our wood products in the U.S., the demand for products manufactured with our wood products and shipped to the U.S. and the consequential impact on the profitability of our Canadian business, financial condition, results of operations and cash flow and ability to meet our shipment guidance;
•risks associated with international trade and trade restrictions, including impact of tariff actions and possible further actions from the Section 232 investigation such as potential tariffs, export controls, including quotas, or incentives to increase domestic production, future cross border trade rulings, agreements and duty rates, including the renegotiation of CUSMA and/or the failure to renew or replace CUSMA as well as the impact of other government policies, including the timing and effectiveness of affordability measures;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken and legislation adopted by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations, and evolving jurisprudence in Canada on aboriginal rights and title;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third-party consumers of wood chips;

•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,490 million), goodwill and intangibles ($1,700 million), both as at July 3, 2026, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, fires, explosions, mechanical failures, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures or cyber security breaches or attacks;
•impact of any product, property or general liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to and/or reputational issues for the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this document; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in this MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information
Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.